Filed by Silver Spike Investment Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Chicago Atlantic Loan Portfolio, LLC

On August 9, 2024, Silver Spike Investment Corp. (“SSIC” or the “Company”) held a conference call to discuss SSIC’s financial results for the second quarter ended June 30, 2024. The conference call contained information regarding SSIC’s proposed acquisition from Chicago Atlantic Loan Portfolio, LLC (“CALP”) of a portfolio of loans (the “CALP Loan Portfolio”) in exchange for newly-issued shares of SSIC’s common stock (the “Loan Portfolio Acquisition”). The following is the transcript of the conference call:

Silver Spike Investment Corp. (Q2 2024 Earnings)

August 9, 2024

Corporate Speakers

•	Scott Gordon; Silver Spike Investment Corp.; Chairperson of the Board of Directors, Chief Executive Officer

•	Umesh Mahajan; Silver Spike Investment Corp.; Chief Financial Officer

PRESENTATION

Operator

Good day, and thank you for standing by. Welcome to the Silver Spike Investment Corp. Second Quarter 2024 Earnings Conference Call. (Operator Instructions) Please be advised that today's conference is being recorded. I would now like to hand the conference over to your speaker today, Umesh Mahajan, Chief Financial Officer. Please go ahead.

Umesh Mahajan

Good morning. This is Umesh Mahajan, CFO of Silver Spike Investment Corp. With me here today is Scott Gordon, CEO of Silver Spike Investment Corp. Welcome to Silver Spike's earnings conference call and live webcast for the second quarter ended June 30, 2024.

Silver Spike's financial results for the second quarter ended June 30, 2024 were released yesterday and can be accessed from our website at ssic.silverspikecap.com. A replay of this call will also be available on Silver Spike's website.

Before we begin, I would like to remind everyone that certain statements that are not based on historical facts made during this call, including any statements related to financial guidance, may be deemed forward-looking statements under federal securities laws because these forward-looking statements involve known and unknown risks and uncertainties that are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. We encourage you to refer to our most recent SEC filings for information on some of these risk factors.

Silver Spike assumes no obligation or responsibility to update any forward-looking statements. Please note that the information reported on this call speaks only as of today, August 9, 2024. Therefore, you are advised that time-sensitive information may no longer be accurate at the time of any replay or transcript reading.

So, good morning, again, and thank you all for joining. We released our results yesterday and there is a management presentation deck attached to the 8-K that was filed as well. Those who have joined us on this earnings webcast should see a link to the slides. We may refer to some of these slides during our presentation by their slide numbers just for reference. I'll cover the presentation slides and then turn it over to Scott Gordon for his thoughts and remarks.

Before we get into the key financial highlights for the quarter ended June 30, 2024, a quick update on the loan portfolio acquisition that was announced in the first quarter. On February 20, 2024, the company announced that it entered into a definitive agreement to purchase from Chicago Atlantic Loan Portfolio, LLC a portfolio of loans in exchange for newly issued shares of the company's common stock, subject to certain customary closing conditions.

On April 15, the company filed a registration statement on Form N-14 in connection with the loan portfolio acquisition with the SEC. We filed pre-effective amendments to the Form N-14 on June 20th and July 31st. We are currently anticipating this transaction to close in early fourth quarter 2024.

So, turning to the results and the presentation slides, turning to Page 3, financial highlights for the first quarter 2024.

Gross investment income was $3.1 million for the quarter compared to $2.9 million in the same quarter last year. Expenses were approximately $1 million excluding expenses related to the loan portfolio acquisition.

So, net investment income, excluding transaction expenses, of $2.1 million compared to $1.9 million last year. We have incurred transaction-related expenses of about $0.6 million in the quarter related to the work on the Form N-14 filings.

Net investment income for the quarter of $1.5 million. This net investment income would have been higher if we were to exclude the impact of the transaction expenses.

Net assets at the end of the period of $84.3 million, down from last year due to the -- primarily due to the payment of dividends and transaction expenses.

On a per share basis, investment income, excluding transaction expenses, was $0.33 per share compared to $0.31 last year, net investment income of $0.25 per share, and our net asset value per share at June 30th is $13.56 per share.

Also, the Board declared a regular quarterly cash dividend of $0.25 per share, which is in line with the regular dividend paid over the past few quarters. This dividend will be payable on September 27th to stockholders of record on September 19th.

We will not be covering many of the subsequent slides in detail as most investors are already familiar with our story, happy to talk more about them in the Q&A session, but turning to Page 9, about our deal pipeline.

Our deal pipeline is robust and growing with the excitement and optimism about the rescheduling of cannabis, and the positive regulatory developments in a few key states. Many industry operators have started to revisit their growth strategies, both organic expansion as well as opportunistic M&A. Our active debt deal pipeline is in excess of $550 million, and our conversations with cannabis operators on their fundraising plans have picked up over the past couple of months.

Also, on February 20, 2024, the company announced that the Board unanimously approved an expansion of the company's investment strategy to permit investments in companies outside of the cannabis and health and wellness sectors that would otherwise meet the company's investment criteria. That investment strategy change became effective on April 22nd. The deal pipeline on Page 9 does not reflect any non-cannabis prospects as yet.

So, turning to Page 11, we show our portfolio summary as of August 8, 2024. As we can see at the top of the page, we have over $55 million -- almost $57 million invested with an average yield to maturity of almost 18%. In this quarter ended June 30, 2024, we received a partial paydown from Company D, which reduced our total investment value, but this reduction was offset by a new investment in Company F, Workbox Holdings, a non-cannabis company, which offers flexible co-working office locations.

We participated in the $13.3 million syndication for this borrower and made the investment in a package of term loans, preferred equity and warrants, that's represented in Company F. Subsequent to the end of the quarter, on July 16th, we made another investment in Company G, Ascent Wellness, in its 12.75% senior secured notes due 2029.

So, a few additional points we would like to reiterate about this portfolio. All of our positions in the portfolio are forced lien loans or secured bonds. None of our loans or bonds are in non-accrual status, and our gross portfolio yield of 18% compares favorably to the broader listed BDC universe. With that, let me pass it on to Scott Gordon for a few remarks.

Scott Gordon

Thank you, Umesh. The overall macro environment for our cannabis-related lending business remains similar to last quarter. Much of the early excitement around rescheduling has since given way to some confusion and skepticism around timing, implementation, and process risks, particularly in light of the upcoming November election and potential for regime change.

On the more positive side, state momentum continues to build. Ohio just recently launched its adult-use program, and all eyes are on Florida awaiting the outcome of its vote to allow for adult use within the state. Meanwhile, operating trends among the larger operators appear to be stable, if not slightly positive. Capital market activity has ticked up as a number of MSOs have successfully refinanced some of their maturity burdens.

Bigger picture, we do not anticipate any near-term meaningful change in what has been a challenged and capital-scarce backdrop for the industry. This dynamic, while evolving, continues to afford us a strong position with respect to deal terms and pricing.

While our core focus remains centered around opportunities within the broader cannabis ecosystem, we are excited to be building out our pipeline and activity outside of that sector. As Umesh referenced, we executed on our first non-cannabis loan this past quarter and look forward to an increasing number of interesting opportunities there going forward. With that, I'll pass it back to Umesh.

Umesh Mahajan

Thank you very much, Scott. Victor, we are ready for Q&A.

QUESTIONS AND ANSWERS

Operator

Thank you. (Operator Instructions) I’m not showing any questions at this time, Umesh. I’ll turn it back to you for closing remarks.

Umesh Mahajan

All right. Well, thank you everyone for joining this call. We look forward to giving you further updates on the transaction and speaking with everyone on the next earnings call. Thank you very much.

Operator

Thank you for your participation in today’s conference. This does conclude the program. You may now disconnect. Everyone, have a great day.

Forward-Looking Statements

Some of the statements in this communication constitute forward-looking statements because they relate to future events, future performance or financial condition of the Company or the Loan Portfolio Acquisition. The forward-looking statements may include statements as to: future operating results of the Company and distribution projections; business prospects of the Company and the prospects of its portfolio companies; and the impact of the investments that the Company expects to make. In addition, words such as “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Loan Portfolio Acquisition closing; (ii) the ability to realize the anticipated benefits of the Loan Portfolio Acquisition; (iii) the percentage of Company stockholders voting in favor of the proposals submitted for their approval; (iv) the possibility that competing offers or acquisition proposals will be made; (v) the possibility that any or all of the various conditions to the consummation of the Loan Portfolio Acquisition may not be satisfied or waived; (vi) risks related to diverting management’s attention from ongoing business operations; (vii) the risk that stockholder litigation in connection with the Loan Portfolio Acquisition may result in significant costs of defense and liability; (viii) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (ix) risks associated with possible disruption in the operations of the Company or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or global health pandemics, such as the COVID-19 pandemic; (x) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xi) changes in political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets that could result in changes to the value of the Company’s assets; (xii) elevating levels of inflation, and its impact on the Company, on its portfolio companies and on the industries in which it invests; (xiii) the Company’s plans, expectations, objectives and intentions, as a result of the Loan Portfolio Acquisition; (xiv) the future operating results and net investment income projections of the Company; (xv) the ability of Silver Spike Capital, LLC (the “Adviser”) to locate suitable investments for the Company and to monitor and administer its investments; (xvi) the ability of the Adviser or its affiliates to attract and retain highly talented professionals; (xvii) the business prospects of the Company and the prospects of its portfolio companies; (xviii) the impact of the investments that the Company expects to make; (xix) the expected financings and investments and additional leverage that the Company may seek to incur in the future; (xx) conditions in the Company’s operating areas, particularly with respect to business development companies or regulated investment companies; (xxi) the ability of CALP to obtain the necessary consents for, or otherwise identify and obtain additional loans for including in the CALP Loan Portfolio; (xxii) the regulatory requirements applicable to the transaction and any changes to the transaction necessary to comply with such requirements; (xxiii) the satisfaction or waiver of the conditions to the consummation of the transaction, and the possibility in that in connection that the closing will not occur or that it will be significantly delayed; (xxiv) the realization generally of the anticipated benefits of the Loan Portfolio Acquisition and the possibility that the Company will not realize those benefits, in part or at all; (xxv) the performance of the loans included in the CALP Loan Portfolio, and the possibility of defects or deficiencies in such loans notwithstanding the diligence performed by the Company and its advisors; (xxvi) the ability of the Company to realize cost savings and other management efficiencies in connection with the transaction as anticipated; (xxvii) the reaction of the trading markets to the transaction and the possibility that a more liquid market or more extensive analyst coverage will not develop for the Company as anticipated; (xxviii) the reaction of the financial markets to the transaction and the possibility that the Company will not be able to raise capital as anticipated; (xxix) the diversion of management’s attention from the Company’s ongoing business operations; (xxx) the risk of stockholder litigation in connection with the transaction; (xxxi) the strategic, business, economic, financial, political and governmental risks and other risk factors affecting the business of the Company and the companies in which it is invested as described in the Company’s public filings with the SEC and (xxxii) other considerations that may be disclosed from time to time in the Company’s publicly disseminated documents and filings. The Company has based the forward-looking statements included in this communication on information available to it on the date of this communication, and it assumes no obligation to update any such forward-looking statements. Although the Company undertakes no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that the Company may make directly to you or through reports that the Company in the future may file with the SEC, including the Proxy Statement/Prospectus, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving SSIC and CALP, along with the related proposals for which stockholder approval will be sought. In connection with the proposals, SSIC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a proxy statement and prospectus of SSIC (the “Proxy Statement/Prospectus”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF SSIC ARE URGED TO READ THE RELEVANT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE LOAN PORTFOLIO ACQUISITION AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or from SSIC’s website at ssic.silverspikecap.com.

Participants in the Solicitation

SSIC and its directors, executive officers and certain other members of management and employees of the Silver Spike Capital, LLC, as the adviser to SSIC, and its affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of SSIC in connection with the Loan Portfolio Acquisition. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of SSIC stockholders in connection with the Loan Portfolio Acquisition is contained in the Proxy Statement/Prospectus, and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in the Company or in any fund or other investment vehicle managed by the Adviser or any of its affiliates.

5